SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 26, 2007 announcing the resolutions approved at Groupe Danone’s General Meeting.

General meeting - April 26 2007

The General meeting of GROUPE DANONE, held in April 26th 2007, approved the proposed dividend of € 2 per share for the 2006 fiscal year. The dividend of € 2 will be exclusively paid in cash as of May 10, 2007.

The decision to halve the value of shares of Groupe DANONE from 0.50 to 0.25 euro per share will be effective on June 1st, 2007. As from June1st, 2007, each shareholder will receive two new GROUPE DANONE shares.

The General meeting has also approved several resolutions as follows:

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The resolution related to danone.communities project. This project is in line with the mission of the Groupe “to bring health through food and nutrition to the largest number of people”, as well as the context of the update of its dual economic and social commitment. Groupe DANONE wished to take another important step in this direction with an innovative social responsibility initiative on a worldwide scale with the creation of a business development fund in support of social causes as Grameen Danone Foods in Bangladesh.

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The resolution related to free allocation of shares to employees of the company. The aim of the project is to associate all employees of the Groupe to the present and the future of the company. The universal criteria of allocation will be detailed in June 2007.

Paris, April 26, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 26, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name:	Antoine Giscard d’Estaing
	Title:	Executive Vice – President and Chief Financial Officer